Exhibit 99.1

November 6, 2023

The Special Committee of the Board of Directors

Hollysys Automation Technologies Ltd.

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

Dear Dr. Kok Peng Teh, Dr. Jianyun Chai, and Ms. Khiaw Ngoh Tan,

Ascendent Capital Partners (“Ascendent” or “we”) is filing a Schedule 13D with the U.S. Securities and Exchange Commission today disclosing that we have become the single largest shareholder in Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) with a 13.7% stake in the Company. We are interested in acquiring all of the issued and outstanding shares of the Company not currently owned by us with a non-binding, all-cash offer of US$26 per share.

We are pleased to see that the Company has formed a special committee of the board of directors (the “Special Committee”) to conduct a formal sale process to maximize shareholder value. We believe our proposal offers compelling value with certainty of closing to all shareholders. We are ready to meet and discuss our bid with you immediately, and to work with you to complete the transaction in a constructive and expeditious manner that would serve shareholders’ interests.

Our proposal

Price: We are proposing a non-binding, all-cash offer of US$26 per share to acquire all of the issued and outstanding shares of the Company not currently owned by us. Our offer represents a 26.2% premium to the closing share price of US$20.6 on November 3, 2023, and a 36.9% premium to the volume-weighted average share price of US$18.99 during the 180-day period ending on November 3, 2023.

Speed: We are prepared to execute a transaction in an expeditious manner. Specifically, we are ready to discuss and execute definitive transaction documents while we conduct final confirmatory due diligence, leveraging our existing understanding of the business and industry landscape.

Certainty: Our all-cash bid is offered at an attractive premium, supported by our ability to secure offshore funding sources. Coupled with the fact we own the largest stake in the Company, our proposal presents the clearest and the most certain path to closing for all shareholders.

Partnership: Ascendent has a strong decade-long track record in owning and operating businesses in multiple sectors in partnership with management teams to unlock value and drive business growth. At the same time, we aim to be a responsible steward of businesses, and dedicate resources to strengthen corporate governance, enhance interest alignment with management, provide better products and services to customers, and improve employee satisfaction. We look forward to discussing with you and key managers about the opportunities ahead.

We support the request for an EGM

We are aware that a significant group of shareholders, representing more than 32% of the Company’s shareholder base, has requested that the Board convene a Special Meeting of Shareholders (an “EGM”) with a view to strengthening corporate governance and increasing the number of independent directors on the Board. Ascendent is a strong supporter of best-in-class governance, and it is our view that the Hollysys Board would benefit from a greater number of independent directors. This recent shareholder action is an important consideration in the current situation and is instrumental in informing our decision to submit this bid. We support the request for an EGM to be convened and request that it be held no later than December 1, 2023.

We look forward to speedy and constructive discussions with the Special Committee to ensure that value is maximized for all shareholders.

Sincerely,

Ascendent Capital Partners

About Ascendent Capital Partners

Ascendent Capital Partners, headquartered in Hong Kong, is a private equity investment management firm managing assets for global institutional investors, including sovereign wealth funds, endowments, pensions and foundations.

ACP has successfully led and executed a large number of innovative and ground-breaking private equity investments, generating strong risk-adjusted returns for investors and business growth for our portfolio companies. ACP has established a consistent track record in providing advice and solution capital to entrepreneurs, business owners and management teams, building long-lasting relationships through in-depth collaboration. For additional information about ACP, please visit ACP’s website at www.ascendentcp.com.

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